Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303



November 19, 2010

VIA EDGAR
---------
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

      RE:   Fona, Inc.
            Form 10
            Filed September 23, 2010
            File No.: 0-54129

Ladies and Gentlemen:

Fona, Inc. (the "Company") has today submitted to the Securities and Exchange Commission (the "Commission") a revised version of its Form 10, originally filed with the Commission on September 23, 2010. We respond to the comments raised by the staff of the Commission in the letter dated October 20, 2010, from John Reynolds to Michael Friess, President of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. All page numbers in our responses refer to the revised version of the Form 10 filed today on EDGAR.


General
-------

1. Please advise us of your basis for not filing reports since you filed on July 3, 1995, the Form 10-KSB40 for the period ended December 31, 1994.

Response:

          To the best recollection of Nick Boosalis, a former Director, the Company ceased filing forms due to lack of available funds. Additionally, since the Company was not a registered 34 Act company and had less than 300 shareholders of record there was no requirement for the forms to be filed.


Cover Page
----------


2.   Please indicate your filer category on the cover page of the Form 10.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303

Response:

          In response to the Staff's comment, the Company has revised the cover page of the Form 10.


Item 1. Description of Business, page 2
---------------------------------------


3. Please expand your disclosure to describe in detail the assignment agreement. Address the principal terms of the assignment including the details of each item assigned along with the details concerning the debt forgiveness and "other considerations."

Response:

          In response to the Staff's comment, the Company has revised page two of the Form 10. We understand that the reference to "other valuable consideration" included office furniture and equipment, which was fully depreciated and had no book value and nominal fair market value.


4. Please revise to clarify the percentage of common stock outstanding acquired on April 1, 2009 by Sanford Schwartz and Michael Friess. Also state the number of shares of common stock outstanding on April 1, 2009.

Response:

          In response to the Staff's comment, the Company has revised page two of the Form 10.


5. We note that the website Rent411 indicates that Nick Boosalis and Patti Trongard entered into an agreement with Fonahome through Desfaire Inc. Please clarify whether the license at the end of 1998 to Nick T. Boosalis and Patti Trongard through DESFAIRE, Inc. was part of the January 22, 2008 assignment. Additionally, address the amount of any license fees received by the company from 1999 through the January 22, 2008 date of the assignment.

Response:

          In response to the Staff's comment, the Company has revised page 2 of the Form 10.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Item 2. Financial Information, page 7
-------------------------------------


6. Please expand your disclosure in this section to discuss in more detail your plans for operations for the next twelve months. This description should include:

     o how long can you satisfy your cash requirements before you need to raise additional capital;
     o quantify the costs anticipated for the implementation of your business plan and for the filing of Exchange Act reports and the dollar amount of funds you will have to raise in the next twelve months; and
     o clarify whether or not you have any material commitments for capital expenditures relating to the next twelve months, the general purpose of such commitments and the anticipated source of funds necessary to fulfill such commitments;

     Refer to Item 303(a)(1) and (2) and Item 303(b)(1) of Regulation S-K.

Response:

          In response to the Staff's comment the Company has revised page 9 of the Form 10.


Item 3. Properties, page 10
---------------------------


7. We note your statement that "the Company currently maintains a mailing address at...the company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations..." We also note your statement in the Certain Relationships and Related Transaction section that "we maintain our offices at the offices of our president, for which we pay no rent. " Please revise to reconcile your disclosure.

Response:

          In response to the Staff's comment, the Company has revised page 16 of the Form 10.


Item 4. Security Ownership of Certain Beneficial Owners and Management, page 10
-------------------------------------------------------------------------------


8. Please revise identify the person or persons who have voting or investment control over The Boosalis Group and Desfaire in your beneficial ownership table.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Response:

          In response to the Staff's comment we have revise the ownership table on page 11 of the Form 10.


9. Please revise to indicate the number of officers and directors in the group.

Response:

          In response to the Staff's comment, the Company has revised page 11 of the Form 10.


Item 5. Directors and Executive Officers, page 11
-------------------------------------------------


10. Please revise to indicate the name of the business corporation or other organization in which Michael Friess practiced law. Also indicate the name of the business corporation or other organization in which Chloe DiVita was an accountant and business development consultant.

Response:

          In response to the Staff's comment the Company has revised page 12 of the Form 10.


11. Please revise to clarify the principal business of Creative Business Strategies, LLC.

Response:

          In response to the Staff's comment the Company has revised page 12 of the Form 10.


12. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors, in light of your business and structure. See Item 401(c)(1) of Regulation S-K.

Response:

          In response to the Staff's comment the Company as revised the biography of each director to include this information on page 12 of the Form 10.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


13. In the biography of Michael Friess indicate the duration and position held during the last five years.

Response:

          In response to the Staff's comment, the Company has revised the biography of Michael Friess on pages 11 and 12 of the Form 10.


14. In the biography of Chloe DiVita indicate the duration and position held during the last five years.

Response:

          In response to the Staff's comment, the Company has revised the biography of Chloe DiVita on page 12 of the Form 10.


15. In the biographies of Michael Friess, Chloe DiVita and Sanford Schwartz indicate the amount of time that they will spend on company matters on a weekly basis.

Response:

          In response to the Staff's comment, the Company has revised the biographies of Michael Friess, Chloe DiVita and Sanford Schwartz on pages 11 and 12 of the Form 10.


Previous Blank-Check Experience, page 11
----------------------------------------


16. Please review to clarify how Mr. Friess, Mr. Schwartz and Mrs. DiVita were involved in the noted previous blank check offerings. Address their ownership of the noted entities. Provide the material terms of the transactions and address the amounts of any payments made to them in connection with the noted transactions. We may have further comment.

Response:

         In response to the Staff's comment, the Company has revised pages 12, 13 and 14 of the Form 10.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Item 7. Certain Relationships and Related Transactions, and Director
--------------------------------------------------------------------
        Independence, page 14
        ---------------------


17. Please revise to identify the company's president and the location of his offices where the company maintains its offices.

Response:

          In response to the Staff's comment, the Company has revised page 16 of the Form 10.


18. Please include in this section the March 3, 2009 approved assignment agreement under which the company assigned its worldwide copyrights, trademarks and other assets to The Boosalis Group, Inc. along with various issuances of common stock in exchange for forgiveness of debt and other considerations. Please provide all of the information required by item 404 of Regulation S-K. With regard to the "amount involved" which Item 404(a) references, please note paragraph 1 of Item 404(d) regarding smaller reporting companies. In addition, in calculating the "amount involved," include "other valuable consideration received" which Exhibit 19.1 (the assignment) references.

Response:

          In response to the Staff's comments, the Company has revised page 17 of the Form 10. Please see response to comment No. 3 with respect to the reference to "other valuable consideration."


19. Please revise to identify the affiliate of Nick Boosalis who paid for expenses totaling $4,680. Also revise to identify the affiliates of Sanford Schwartz and Michael Friess who paid for expenses totaling $9,666.

Response:

          In response to the Staff's comment, the Company has revised page 16 of the Form 10.


20. Please clarify the nature of the payment of expenses by affiliate of Nick Boosalis and affiliates of Sanford Schwartz and Michael Friess to the company. Revise to provide the appropriate disclosure regarding these payments.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Response:

          In response to the Staff's comment, the Company has revised page 16 of the Form 10.


21. We also note disclosure in Note 4 to the Notes to Financial Statements that the company owed two related parties expenses paid on behalf of the company totaling $14,502 and $5,922 as of December 31, 2009 and 2008. Please revise your disclosure as appropriate.

Response:

          The loans described in Note 4 are the advances referenced in comment nos. 19 and 20.


Dividends, page 15
------------------


22. Revise to state the amount of any cash dividends declared on the company's common stock for the two most recent fiscal years and nay subsequent interim period.

Response:

          In response to the Staff's comment the Company has revised page 16 of the Form 10.


Preferred Stock, page 16
------------------------


23. Please revise to explain the meaning of `blank check' preferred stock in this section.

Response:

          In response to the Staff's comment the Company has revised page 19 of the Form 10.


Item 10. Recent Sales of Unregistered Securities, page 15
---------------------------------------------------------


24. We note your statement in the Business section that the shareholders approved an assignment agreement under which the company assigned its worldwide copyrights, trademarks and other assets to The Boosalis Group,

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


     Inc. and various issuances of common stock by the company in exchange for forgiveness of debt and other considerations. Please revise to provide the disclosure required by Item 701 of Regulation S-K regarding these transactions or advise us as appropriate.

Response:

          In response to the Staff's comment the Company has revised pages 18 and 19 of the Form 10. There was no other consideration than the consideration described in the Form 10. Again, reference is made to our response to Comment No. 3.


Item 12. Indemnification of Directors and Officers, page 16
-----------------------------------------------------------

25. Please reference and reconcile the differences between the following two statements, the first from the first paragraph of this section and the second on page 6 in the "Risk Factor" section:

               The Articles of Incorporation of the Company provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Nevada law as provided within NRS 78.7502 and NRS 78.784.

               N. Indemnification of Officers and Directors. Our Articles of Incorporation provide that we may indemnify our directors, officers, employees, and agents to the fullest extent permitted by Minnesota law.

Response:

          In response to the Staff's comment, the Company has revised page 6 of the Form 10.


Item 13. Financial Statements and Supplemental Data, page F-1
-------------------------------------------------------------

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------


26. We note that your financial statements present cumulative amounts from inception of development stage (August 1, 2008) through December 31, 2009. Your auditor's association with the cumulative data is required on an annual basis as long as you in the development stage. Please advise your independent accountant to audit the cumulative amounts from inception of the development stage (August 1, 2008) through December 31, 2009 and revise the audit report to opine upon that period. Please amend your Form 10 accordingly.

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Response:

          In response to the Staff's comment, the Company's auditor has revised the opinion letter to reflect the development stage, which was audited, in page F-2 of the Form 10.

Statement of Changes in Stockholders' (Deficit), page F-6
---------------------------------------------------------

27. Please revise your header to match the periods presented.

Response:

          In response to the Staff's comment, the Company has revised the header on page F-6 of the Form 10.

                                  * * * * * * *

The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions, please feel free to contact the undersigned by telephone at 303.499.6000 x 18.

Sincerely yours,


/s/ Michael Friess
Michael Friess




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